UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Earnings Press Release and Quarterly Report for Quarter and Nine Months Ended September 30, 2018

On November 20, 2018, Gazit-Globe Ltd. (the “Company” or “Gazit”) issued a press release reporting its financial results for the quarter and nine months ended September 30, 2018. An English translation of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Gazit’s comprehensive report for the quarter and nine months ended September 30, 2018, which includes Gazit’s directors’ report, an updated description of its business, its consolidated and unconsolidated financial statements (including notes thereto) and its report on the effectiveness of internal control over financial reporting, is furnished as Exhibit 99.2 to this Form 6-K.

Quarterly Dividend Declaration

On November 20, 2018, Gazit reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that its Board of Directors has approved a quarterly dividend distribution to the holders of the Company’s common shares, par value 1.0 New Israeli Shekel (“NIS”) per share (“Common Shares”), in an amount of NIS 0.38 per share and an aggregate amount of approximately NIS 72.6 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on January 2, 2019 to all shareholders of record of the Company’s ordinary shares as of December 17, 2018.

As previously reported in connection with the dividend paid in respect of the Company’s results for the fourth quarter of 2017 and the first two quarters of 2018, in March 2018, the Company came to an agreement with the Israeli Tax Authority (the “ITA”) concerning the mechanism for tax withholding at source on the payment of dividends through stock exchanges outside of Israel for shareholders entitled to an Israeli tax rate below 25% in accordance with the tax treaty between their country of residence and Israel (to the extent applicable). Towards that end, the Company has appointed IBI Trustee Management (from He’had Ha’am 9, Tel-Aviv, telephone: +972-50-620-9410). For details concerning required actions and documentation, and in order to receive a tax refund and to learn the required timing for doing so, please contact the trustee at IBI-CM@IBI.co.il. The Company clarifies that it will continue to withhold tax at source at a rate of 25% on dividends paid to shareholders who hold their shares on stock exchanges outside of Israel (i.e., New York). To the extent that a shareholder is entitled to a reduced tax rate, in accordance with the conditions set by the ITA, the refund will be paid via the trustee.

For dividends paid to shareholders holding their shares through the Nominee Company of Bank HaPoalim, the usual tax withholding rules will continue to apply in accordance with the Israeli Income Tax Regulations (Withholding From Interest, Dividends and Certain Profits), 5766-2005.

Shareholders whose shares are traded outside of Israel, please visit the Company’s website at the link below:

http://gazitglobe.com/media/4030/tax.pdf

Conference Call Presentation

Gazit’s senior management held an investors’ conference call and live webcast on November 20, 2018, to review and discuss (in English) the financial results for the foregoing third quarter and nine month period.

The conference call and live webcast began at 10:00 am Eastern Time /4:00 pm Central European Time/ 5:00 pm Israel Time. Shareholders, analysts and other interested parties could access the conference call by dialing 1-866-860-9642 (U.S.), 1-866-485-2399 (Canada), 0800 051-8913 (U.K.), +972-3-918-0691 (International/Israel), or on the Company’s website— www.gazit-globe.com. Following the completion of the conference call, a recording is available on the Company’s website. The content of that website is not a part of this Form 6-K, nor is it incorporated by reference herein.

The presentation regarding the Company for that conference call is furnished as Exhibit 99.3 to this Form 6-K.

Termination of Reporting Obligation in Canada

On November 18, 2018, Gazit reported to the TASE and ISA that further to its report on September 13, 2018 in which it announced the Company’s application to delist its ordinary shares from the Toronto Stock Exchange (the “TSX”) (which delisting subsequently occurred), on November 16, 2018, the Company furthermore received the approval of the Ontario Securities Commission for the termination of the Company’s reporting obligations in Canada.

Following that delisting and termination, the Company’s ordinary shares remain listed on the New York Stock Exchange and the TASE.

Equity Grant to Executive Vice President and Chief Financial Officer

On November 20, 2018, the Company reported to the TASE and ISA that it has granted certain equity compensation to the Company’s Executive Vice President and Chief Financial Officer, Mr. Adi Jemini. The grant, which is exempt from registration under U.S. and Israeli securities laws, has been made pursuant to the Company’s 2011 Share Incentive Plan, and the securities that have been granted pursuant thereto are subject to the terms of that plan.

Under the terms of the grant, the grantee will receive, in the aggregate:

●	options (not tradeable) representing the right to acquire 358,911 Common Shares, constituting approximately 0.19% of the issued and outstanding share capital and voting rights of the Company (approximately 0.18% on a fully diluted basis), at an exercise price of 31.127 New Israeli Shekels (“NIS”) per Common Share, subject to adjustment based on changes in the Israeli Consumer Price Index (the “CPI”) relative to the CPI on the date of the grant; and

●	64,159 Restricted Stock Units (the “RSUs”), each of which represents the right to acquire one Common Share of the Company.

The Options will vest in three equal annual tranches over a three-year period commencing on September 1, 2018, with the first vesting date being the one-year anniversary of that date, and will expire upon the fourth anniversary of that date. Generally (except as described further below), in the event of the early termination of the employment of the grantee, including due to his resignation, the vesting of all then-unvested Options will automatically cease, and the grantee (or his estate) will have 90 days post-termination to exercise any vested Options, after which time all such Options will expire.

The RSUs will settle in three equal annual tranches over a three-year period commencing on September 1, 2018, with the first settlement date being the one-year anniversary of that date. Upon settlement of an RSU, the grantee will be entitled to receive one Common Share, subject to payment of the par value (NIS 1) of that share. Generally (except as described below), the settlement of all RSUs will cease upon the termination of the employment of the grantee.

If (i) Mr. Jemini’s employment is terminated by the Company during the term of his employment agreement (other than under circumstances in which Mr. Jemini would not be entitled to severance compensation, as set forth in his employment agreement), (ii) Mr. Jemini resigns under circumstances deemed a termination by the Company under the law, or (iii) in the event of his death or disability, the vesting of all then-unvested Options and RSUs will accelerate. Similarly, if Mr. Jemini’s employment terminates (other than under circumstances in which Mr. Jemini would not be entitled to severance compensation, as set forth in his employment agreement) within 12 months following a change of control of the Company, the vesting of all then-unvested Options and RSUs will accelerate.

The number of Common Shares issuable upon exercise of the Options and settlement of the RSUs, and the exercise price of the Options, will be subject to appropriate adjustment in the event of a change to the outstanding share capital of the Company, such as a stock split, reverse stock split or recapitalization. The number and type of securities issuable upon exercise or settlement will similarly be subject to appropriate adjustment in the event of a merger, reorganization or similar event. The cash amount of any cash dividend will be paid to the grantee in respect of any Common Share underlying an Option or an RSU once that Option is exercised or RSU settles and the underlying Common Share is issued. The grantee will also be entitled to receive, upon exercise or settlement (as appropriate) of the Options or RSUs, any additional shares distributed as a share dividend to which he would have been entitled had the Options been exercised or had the RSUs settled prior to the record date for such distribution.

The grant of the Options and RSUs is subject to obtaining the approval of the TASE to list the Common Shares to be issued upon exercise or settlement (as applicable) of such securities.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Earnings press release of Gazit-Globe Ltd. for the quarter and nine months ended September 30, 2018
99.2	Quarterly report (including consolidated and stand-alone financial statements) of Gazit-Globe Ltd. for the quarter and nine months ended September 30, 2018
99.3	Conference call presentation for financial results of Gazit-Globe Ltd. for the quarter and nine months ended September 30, 2018

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